As filed with the Securities and Exchange Commission on July 31, 2003

Registration No. 333-104028

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1

to

Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Indus International, Inc.
(Exact name of registrant as specified in its charter)

Delaware	94-3273443
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3301 Windy Ridge Parkway

Atlanta, Georgia 30339
(770) 952-8444
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Adam V. Battani

General Counsel
Indus International, Inc.
3301 Windy Ridge Parkway
Atlanta, Georgia 30339
(770) 952-8444
(Name, address, including zip code, and telephone number
including area code, of agent for service)

The Commission is requested to send copies of all communications to:

William Scott Ortwein

Alston & Bird LLP
1201 W. Peachtree Street
Atlanta, Georgia 30309-3424

     Approximate date of commencement of proposed sale to the public: From time to time after the Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

SUBJECT TO COMPLETION — DATED JULY 31, 2003

PROSPECTUS

6,826,664 Shares

Indus International, Inc.

Common Stock

        This prospectus relates to the offer and sale by the Selling Stockholders named herein of 6,826,664 shares of common stock of Indus International, Inc. The Selling Stockholders may, from time to time, sell any or all of their shares of common stock on the Nasdaq National Market or in private transactions using any of the methods described in the section of this prospectus entitled “Plan of Distribution.” We will not receive any proceeds from the sale of the shares of our common stock by the Selling Stockholders.

      Our common stock is traded on the Nasdaq National Market under the symbol “IINT.” On July 30, 2003, the last sales price for the shares of our common stock as reported on the Nasdaq National Market was $2.30 per share.

       See “Risk Factors” beginning on page 2 of this prospectus for certain considerations relevant to an investment in our common stock.

       Neither the Securities and Exchange Commission nor any state commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 31, 2003

      You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the Selling Stockholders are making an offer to sell securities in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus and that the information incorporated herein by reference is accurate only as of its date. Our business, financial condition, results of operations and prospects may have changed since that date.

SUMMARY

      We are a leading provider of enterprise asset management software and services primarily to companies operating in capital intensive industries. Our solutions are used by more than 300,000 end users in more than 40 countries and diverse industries — including manufacturing, utilities, telecommunications, government, education, transportation, facilities and property management, consumer packaged goods and more.

      On March 5, 2003, we completed the acquisition of the Global Energy and Utilities Solutions business unit of Systems & Computer Technology Corporation, which we now refer to as Indus Utility Systems (“IUS”). IUS is a leading provider of advanced customer information system solutions for energy and utility companies principally in North America. We financed a portion of the purchase price for our acquisition of IUS through the sale of 6,826,664 shares of our common stock to the Selling Stockholders, pursuant to the terms of the Purchase Agreement dated February 12, 2003 by and among the Selling Stockholders and us. We entered into a Registration Rights Agreement dated February 12, 2003 with the Selling Stockholders pursuant to which we agreed to file a registration statement with the Commission to register the shares held by the Selling Stockholders for resale. The registration statement of which this prospectus is a part was filed with the Commission pursuant to the Registration Rights Agreement.

      Our principal executive offices are located at 3301 Windy Ridge Parkway, Atlanta, Georgia 30339, our telephone number is (770) 952-8444 and our website address is www.indus.com. For additional information regarding us and our business, see “Where You Can Find More Information” and “Incorporation of Certain Documents By Reference.”

RISK FACTORS

Our business may suffer from risks associated with growth and acquisitions, including the acquisition of IUS.

      We expect to continue evaluating and pursuing acquisition and merger opportunities on a selective basis. We cannot assure you that any business or assets that we acquire, including the business and assets of IUS, will be integrated into our existing business in an effective manner. Our inability to effectively integrate the business and assets that we acquired in the acquisition of IUS could materially harm our business.

      All acquisitions, including the IUS acquisition, also involve specific risks. Some of these risks include:

•	the assumption of unanticipated liabilities and contingencies;

•	diversion of our management’s attention; and

•	possible reduction of our reported asset values and earnings because of:

•	goodwill impairment;

•	increased interest costs;

•	issuances of additional securities or debt; and

•	difficulties in integrating acquired businesses and assets.

      As we grow and attempt to integrate any business and assets that we may acquire, including those in the IUS acquisition, we can give no assurance that we will be able to:

•	properly maintain and take advantage of the business or value of any acquired business and assets;

•	identify suitable acquisition candidates;

•	complete any additional acquisitions; or

•	integrate any acquired businesses or assets into our operations.

Our operating results have fluctuated in the past and may continue to fluctuate significantly from quarter to quarter which could negatively affect our results of operations and our stock price.

      Our operating results have fluctuated in the past, and our results may fluctuate significantly in the future. Our operating results may fluctuate from quarter to quarter and may be negatively affected as a result of a number of factors, including:

•	the relatively long sales cycles for our products;

•	the variable size and timing of individual license transactions;

•	delays associated with product development, including the development and introduction of new releases of existing products;

•	the development and introduction of new operating systems and/or technological changes in computer systems that require additional development efforts;

•	our success in, and costs associated with, developing, introducing and marketing new products;

•	changes in the proportion of revenues attributable to licensing fees, hosting fees and services;

•	changes in the level of operating expenses;

•	software defects and other product quality problems and the costs associated with solving those problems; and

•	successful completion of customer funded development.

      Changes in operating expenses or variations in the timing of recognition of specific revenues resulting from any of the these factors can cause significant variations in operating results from quarter to quarter and may in some future quarter result in losses or have a material adverse effect on our business or results of operations.

     If we are unable to become profitable and cash flow positive in the near future, our business and long-term prospects may be impaired, and we may face liquidity problems.

      We generated net operating losses of $33.8 million in 2002 and used cash of approximately $22.4 million in 2002. From January 1, 2003 to March 31, 2003, we generated net operating losses of $9.9 million and used cost of approximately $4.9 million. We do not expect to be profitable or cash flow positive until the first quarter of calendar 2004, but we may not be profitable or cash flow positive then or in any future quarters. Our inability to produce future profitability or positive cash flow will negatively affect our capacity to implement our business strategy and may require us to take actions in the short-term that will impair the long-term prospects of our business. Our inability to produce future profitability or positive cash flow may also result in liquidity problems and impair our ability to finance our continuing business operations on terms that are acceptable to us.

If the market does not accept our other new products and new modules or upgrades to existing products that we launch from time to time, our operating results and financial condition would be materially adversely affected.

      From time to time, we launch new products and new modules or upgrades to existing products. For example, in March 2002, we launched our hosted, Internet-based enterprise asset management product, Indus InSiteTM. There can be no assurance that any of our new or enhanced products, including Indus InSiteTM, will be sold successfully or that they can achieve market acceptance. Our future success with our next generation product offerings will depend on our ability to accurately determine the functionality and features required by our customers, as well as the ability to enhance our products and deliver them in a timely manner. We cannot predict the present and future size of the potential market for our next generation of products, and we may incur substantial costs to enhance and modify our products and services in order to meet the demands of this potential market.

We may not be able to successfully consolidate our EMPAC and Indus InSite products, which could negatively affect our business.

      In October 2002, we announced our plans to consolidate our EMPAC and Indus InSite products onto a single development platform. We also announced that our existing EMPAC and MPAC-UX customers would be offered a migration path to the consolidated platform. There can be no assurances that we can successfully consolidate these two products onto a single development platform or that our existing EMPAC and MPAC-UX will migrate to the new development platform, or that we can quickly and cost effectively affect such migrations. Difficulties or delays in consolidating these two products or in migrating customers to the new development platform could result in a material adverse effect on our business, results of operation and financial condition.

If we experience delays in product development or the introduction of new products or new versions of existing products, our business and sales will be negatively affected.

      We have in the past experienced delays in product development that have negatively affected our relationships with existing customers and have resulted in lost sales of our products and services to existing and prospective customers and our failure to recover our product development costs. There can be no assurance that we will not experience further delays in connection with our current product development or future development activities. In October 2002, we announced an accelerated development schedule for Indus InSiteTM and the planned consolidation of two products, EMPAC and Indus InSiteTM, onto a single development platform. If we are unable to develop and introduce new products, or enhancements to existing products, or to execute the consolidation of EMPAC and Indus InSiteTM development platforms, in a timely manner in response to changing market conditions or customer requirements, it may affect our ability to execute the consolidation of the EMPAC and Indus InSiteTM products and our business, operating results and financial condition will be materially and adversely affected. Because we have limited resources, we must effectively manage and properly allocate and prioritize our product development efforts and our porting efforts relating to newer products and operating systems. There can be no assurance that these efforts will be successful or, even if successful, that any resulting products or operating systems will achieve customer acceptance.

Delays in implementation of our software or the performance of our professional services may negatively affect our business.

      Following license sales, the implementation of our products and their extended solutions generally involves a lengthy process, including customer training and consultation. In addition, we are often engaged by our existing customers for other lengthy professional services projects. A successful implementation or other professional services project requires a close working relationship between us, the customer and, if applicable, third party consultants and systems integrators who assist in the process. These factors may increase the costs associated with completion of any given sale, increase the risks of collection of amounts due during implementation or other professional services projects, and increase risks of cancellation or delay of such projects. Delays in the completion of a product implementation or with any other professional services project may require that the revenues associated with such implementation or project be recognized over a longer period than originally anticipated, or may result in disputes with customers regarding performance by us and payment by the customers. Such delays in the implementation have caused, and may in the future cause, material fluctuations in our operating results. Similarly, customers may typically cancel implementation projects at any time without penalty, and such cancellation could have a material adverse effect on our business or results of operations. Because our expenses are relatively fixed, a small variation in the timing of recognition of specific revenues can cause significant variations in operating results from quarter to quarter and may in some further quarter result in losses or have a material adverse effect on our business or results of operations.

If we are required to repay our note to SCT Financial Corporation, we may have liquidity difficulties.

      In connection with the acquisition of IUS, we executed a promissory note in the principal amount of $10 million in favor of SCT Financial Corporation, a subsidiary of Systems and Computer Technology Corporation. This note is due on September 5, 2003 and bears interest at 6%. IUS, now a wholly owned subsidiary of the Company, is a guarantor of the note and this guaranty is secured by certain real property owned by IUS. We intend to repay the note to SCT Financial Corporation prior to its maturity with the proceeds of a third-party mortgage on the IUS’s real property or other financing transaction. We believe that the fair market value of the property is approximately $19.1 million. As a result of discussions with the commercial lenders, we expect the proceeds of any financing transaction with respect to the property will be sufficient to repay the note to SCT Financial Corporation. However, we cannot assure investors that we will be able to refinance the note to SCT Financial Corporation in a timely manner or on terms that are acceptable to us. In such event, we may be required to repay the principal and interest on the note out of cash on hand, which would materially adversely affect our liquidity. If we are unable to repay the principal and interest on the note, SCT Financial may foreclose on the security and seek to sell the real property to pay off our obligations.

Continued decrease in demand for our products and services will impair our business and could materially adversely affect our results of operations and financial condition.

      In recent quarters we have experienced a decrease in demand for our products and related services, which we believe is due to unfavorable general economic conditions and decreased capital spending by companies in the industries we serve. If these economic conditions persist, our business, results of operations and financial condition are likely to be materially adversely affected.

      Moreover, overall demand for enterprise software products in general may grow slowly or decrease in upcoming quarters and years because of unfavorable general economic conditions, decreased spending by companies in need of enterprise asset management solutions or otherwise. This may reflect a saturation of the market for enterprise software solutions generally, as well as deregulation and retrenchment affecting the way companies purchase enterprise asset management software. To the extent that there is a slowdown in the overall market for enterprise asset management software, our business, results of operations and financial condition are likely to be materially adversely affected.

Recent changes in management may result in integration difficulties and inefficiencies for our business.

      We had significant turnover at the executive management level from 2000 through September 2002, including the appointment of a new Chief Financial Officer in April 2002 and a new Chief Executive Officer in July 2002, the elimination of the Chief Operating Officer position in July 2002, and the appointment of a new Executive Vice President of Worldwide Operations in September 2002. Our current executive management team has only recently begun to work together, and they may be unable to integrate and work effectively as a team. There can be no assurance that we will be able to motivate and retain the current executive management team or that we will be able to work together effectively. If we lose any members of our executive management team or they are unable to work together effectively, our business, operations and financial results could be adversely affected.

Our success depends upon our ability to attract and retain key personnel.

      Our future success depends, in significant part, upon the continued service of our key technical, sales and senior management personnel, as well as our ability to attract and retain new personnel. For example, we are in the process of filling several key sales positions. Competition for qualified sales, technical and other personnel is intense, and there can be no assurance that we will be able to attract, assimilate or retain additional highly qualified employees in the future. Our ability to attract, assimilate and retain key personnel may be adversely impacted by the fact that we have reduced our work force by 27% in 2002 and 8% in May 2003 and that, in order to reduce our operating expenses, we have not increased wages or salaries over the last two years and have generally not awarded bonuses or other incentives to our employees. If we are unable to offer competitive salaries and bonuses, our key technical, sales and senior management personnel may be unwilling to continue service for the Company, and it may be difficult for the Company to attract new personnel. If we were unable to hire and retain personnel, particularly in senior management positions, our business, operating results and financial condition would be materially adversely affected. Additions of new personnel and departures of existing personnel, particularly in key positions, can be disruptive and have a material adverse effect on our business, operating results and financial condition.

Our failure to realize the expected benefits of our recent restructurings, including anticipated cost savings, could result in unfavorable financial results.

      Over the last several years we have undertaken several internal restructuring initiatives. For example, during 2000 and 2001, we restructured some of our operations by, among other things, relocating our corporate headquarters and administrative functions to Atlanta, Georgia from San Francisco, California. In March 2002, the Board of Directors approved a formal restructuring plan that, among other things, resulted in a reduction in force and the closing of our Dallas office. During the second half of 2002, due to unfavorable financial performance since the fourth quarter of 2001 and management reviews of worldwide operations, we reconfigured our business model and implemented several reductions in workforce and other cost reductions to restructure and resize the business. These types of internal restructurings have operational risks, including reduced productivity and lack of focus as we terminate some employees and assign new tasks and provide training to other employees. In addition, there can be no assurance that we will achieve the anticipated cost savings from these restructurings and any failure to achieve the anticipated cost savings could cause our financial results to fall short of expectations and adversely affect our financial position.

      We have taken charges for restructuring of $10.2 million in 2001, $2.1 million in 2002, and $8.2 million in 2003, and there can be no assurance that additional charges for restructuring expenses will not be taken in future years. Significant future restructuring charges could cause financial results to be unfavorable.

The strain on our management may negatively affect our business and our ability to execute our business strategy.

      Changes to our business and customer base have placed a strain on management and operations. Previous expansion had resulted in substantial growth in the number of our employees, the scope of our operating and financial systems and the geographic area of our operations, resulting in increased responsibility for management personnel. Our recent restructuring activities and our acquisition of IUS has recently placed additional demands on management. In connection with our recent restructuring activities and our acquisition of IUS, we will be required to effectively manage our operations, improve our financial and management controls, reporting systems and procedures on a timely basis and to train and manage our employee work force. There can be no assurance that we will be able to effectively manage our operations and failure to do so would have a material adverse effect on our business, operating results and financial condition.

The market for our products is highly competitive, and we may be unable to maintain or increase our market share.

      Our success depends, in part, on our ability to develop more advanced products more quickly and less expensively than our existing and potential competitors and to educate potential customers of the benefits of licensing our products. Some of our competitors have substantially greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger customer base than us, which may allow them to introduce products with more features, greater functionality and lower prices than our products. These competitors could also bundle existing or new products with other, more established products in order to effectively compete with us.

      Increased competition is likely to result in price reductions, reduced gross margins and loss of sales volume, any of which could materially and adversely affect our business, operating results, and financial condition. Any material reduction in the price of our products would negatively affect our gross revenues and could have a material adverse effect on our business, operating results, and financial condition. There can be no assurance that we will be able to compete successfully against current and future competitors, and if we fail to do so we may be unable to maintain or increase or market share.

If we don’t respond to rapid technological change and evolving industry standards, we will be unable to compete effectively.

      The industries in which we participate are characterized by rapid technological change, evolving industry standards in computer hardware and software technology, changes in customer requirements and frequent new product introductions and enhancements. The introduction of products embodying new technologies, the emergence of new standards or changes in customer requirements could render our existing products obsolete and unmarketable. As a result, our success will depend in part upon our ability to continue to enhance existing products and expand our products, continue to provide enterprise asset management and customer information system products and develop and introduce new products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve customer acceptance. Customer requirements include, but are not limited to, product operability and support across distributed and changing heterogeneous hardware platforms, operating systems, relational databases and networks. There can be no assurance that any future enhancements to existing products or new products developed by us will achieve customer acceptance or will adequately address the changing needs of the marketplace. There can also be no assurance that we will be successful in developing and marketing enhancements to our existing products or new products incorporating new technology on a timely basis.

Our growth is dependent upon the successful development of our direct and indirect sales channels.

      We believe that our future growth also will depend on developing and maintaining successful strategic relationships or partnerships with systems integrators and other technology companies. Our strategy is to continue to increase the proportion of customers served through these indirect channels. We are currently investing, and plan to continue to invest, significant resources to develop these indirect channels. This investment could adversely affect our operating results if these efforts do not generate license and service revenue necessary to offset this investment. Also, our inability to partner with our technology companies and qualified systems integrators could adversely affect our results of operations. Because lower unit prices are typically charged on sales made through indirect channels, increased indirect sales could reduce our average selling prices and result in lower gross margins. In addition, sales of our products through indirect channels will reduce our consulting service revenues, as the third-party systems integrators provide these services. As indirect sales increase, our direct contact with our customer base will decrease, and we may have more difficulty accurately forecasting sales, evaluating customer satisfaction and recognizing emerging customer requirements. Further, in these cases, we depend heavily on these third party integrators to install our products and to train customers to us our products. Incorrect product installation, failure to properly train the customer, or general failure of an integrator to satisfy the customer could have a negative effect on our relationship with the integrator and the customer. Such problems could damage our reputation and the reputation of our products and services. In addition, we may face additional competition from these systems integrators and third-party software providers who develop, acquire or market products competitive with our products.

      Our strategy of marketing our products directly to customers and indirectly through systems integrators and other technology companies may result in distribution channel conflicts. Our direct sales efforts may compete with those of our indirect channels and, to the extent different systems integrators target the same customers, systems integrators may also come into conflict with each other. Any channel conflicts that develop may have a material adverse effect on our relationships with systems integrators or hurt our ability to attract new systems integrators.

If we fail to comply with laws or government regulations, we may be subject to penalties and fines.

      We are not directly subject to regulation by any governmental agency, other than regulations applicable to businesses generally, and there are currently few laws or regulations addressing the products and services we provide. We do, however, license our products and provide services, from time to time, to the government, government agencies, government contractors and to other customers that are in industries regulated by the government. As a result, our operations, as they relate to its relationships with governmental entities and customers in regulated industries, are governed by certain laws and regulations. These laws and regulations are subject to change without notice to us. In some instances, compliance with these laws and regulations may be difficult or costly, which may negatively affect our business and results of operation. In addition, if we fail to comply with these laws and regulations, we may be subject to significant penalties and fines that could materially negatively affect our business, results of operations and financial position.

If we are unable to expand our international operations, our operating results and financial condition could be materially and adversely affected.

      International revenues (from sales outside the United States) accounted for approximately 31%, 41% and 34% of total revenues in 2000, 2001 and 2002. We maintain an operational presence and have established support offices in the United Kingdom, Canada, Australia, France and Japan. We expect international sales to continue to become a more significant component of our business. However, there can be no assurance that we will be able to maintain or increase international market demand for our products. In addition, international expansion may require us to establish additional foreign operations and hire additional personnel. This may require significant management attention and financial resources and could adversely affect our operating margin. To the extent we are unable to expand foreign operations in a timely manner, our growth, if any, in international sales will be limited, and our business, operating results and financial condition could be materially and adversely affected.

Exchange rate fluctuations between the U.S. Dollar and other currencies in which we do business may result in currency translation losses.

      At December 31, 2002, a significant portion of our cash was held in Pound Sterling or other foreign currencies (Australian Dollars, Canadian Dollars, Euros and Japanese Yen). In the future, we may need to exchange some of the cash held in Pound Sterling, or other foreign currencies, to U.S. Dollars. We do not engage in hedging transactions, and an unfavorable foreign exchange rate at the time of conversion to U.S. Dollars would adversely affect the net fair value of the foreign denominated cash upon conversion.

The success of our international operations is subject to many uncertainties.

      Our international business also involves a number of additional risks, including:

•	lack of acceptance of localized products;

•	cultural differences in the conduct of business;

•	longer accounts receivable payment cycles;

•	greater difficulty in accounts receivable collection;

•	seasonality due to the annual slow-down in European business activity during our third calendar quarter;

•	unexpected changes in regulatory requirements and royalty and withholding taxes that restrict the repatriation of earnings;

•	negative effects on international business transactions relating to hostilities, war or terrorist acts;

•	tariffs and other trade barriers; and

•	the burden of complying with a wide variety of foreign laws.

      To the extent profit is generated or losses are incurred in foreign countries, our effective income tax rate may be materially and adversely affected. In some markets, localization of our products will be essential to achieve market penetration. We may incur substantial costs and experience delays in localizing our products, and there can be no assurance that any localized product will ever generate significant revenues. There can be no assurance that any of the factors described herein will not have a material adverse effect on our future international sales and operations and, consequently, our business, operating results and financial condition.

We have only limited protection of our proprietary rights and technology.

      Our success is heavily dependent upon our proprietary technology. We rely on a combination of the protections provided under applicable copyright, trademark and trade secret laws, confidentiality procedures and licensing arrangements, to establish and protect our proprietary rights. As part of our confidentiality procedures, we generally enter into non-disclosure agreements with our employees, distributors and corporate partners, and license agreements with respect to our software, documentation and other proprietary information. Despite these precautions, it may be possible for unauthorized third parties to copy certain portions of our products or to reverse engineer or obtain and use information that we regard as proprietary, to use our products or technology without authorization, or to develop similar technology independently. Moreover, the laws of some other countries do not protect our proprietary rights to the same extent as do the laws of the United States. Furthermore, we have no patents and existing copyright laws afford only limited protection. We have made source code available from time-to time for certain of our products and providing such source code may increase the likelihood of misappropriation or other misuses of our intellectual property. Accordingly, there can be no assurance that we will be able to protect our proprietary software against unauthorized third party copying or use, which could adversely affect our competitive position.

We may not be successful in avoiding claims that we infringe other’s proprietary rights.

      We are not aware that any of our products infringe the proprietary rights of third parties. There can be no assurance, however, that a third party will not assert that our technology violates its patents or other proprietary rights in the future. As the number of software products in the industry increases and the functionality of these products further overlap, we believe that software developers may become increasingly subject to infringement claims. Any such claims, with or without merit, can be time consuming and expensive to defend or could require us to enter into royalty and licensing agreements. Such royalty or license agreements, if required, may not be available on terms acceptable to us or at all, which could have a material adverse effect upon our business, operating results and financial condition.

As a result of lengthy sales and implementation cycle and the large size of our typical orders, any delays we experience will affect our operating results.

      The purchase and implementation of our software products by a customer generally involves a significant commitment of capital over a long period of time, with the risk of delays frequently associated with large capital expenditures and implementation procedures within an organization, such as budgetary constraints and internal approval review. During the sales process, we may devote significant time and resources to a prospective customer, including costs associated with multiple site visits, product demonstrations and feasibility studies, and experience significant delays over which we will have no control. Any such delays in the execution of orders have caused, and may in the future cause, material fluctuations in our operating results.

Customer claims, whether successful or not, could be expensive and could harm our business.

      The sale and support of our products may entail the risk of product liability claims. Our license agreements typically contain provisions designed to limit exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in such license agreements may not be effective as a result of federal, state or local laws or ordinances or unfavorable judicial decisions. A successful product liability claim brought against us relating to our product or third party software embedded in our products could have a material adverse effect upon our business, operating results and financial condition.

Additional shares will become eligible for sale in the future, which could result in a decrease in the price of our common stock.

      The market price of our common stock could drop as a result of sales of large numbers of shares in the market, or the perception that such sales could occur. We financed a portion of the purchase price of the acquisition of IUS through the sale of approximately 6.8 million shares, or approximately 19.5%, of our common stock and $14.5 million aggregate principal amount of convertible notes that automatically converted into 9,791,859 shares of common stock

      We filed a registration statement, of which this prospectus is a part, to register approximately 6.8 million shares for resale. Once such registration statement is declared effective by the Commission, these shares will be freely transferable without restriction or further registration under the Securities Act of 1933. We are required to file another registration statement within 30 days of the conversion of the convertible notes to register for resale the shares of our common stock that were issued upon the conversion. Once that registration statement is declared effective by the Commission, those shares will also be freely transferable.

      Since there is minimal trading volume in our common stock, stockholders wishing to sell even small numbers of shares could have a negative impact on the price of our common stock. If the holders of significant amounts of our common stock, including those stockholders who acquired shares of our common stock in connection with the financing of the IUS acquisition, desire to sell their shares, our stock price would be materially, negatively affected.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus and registration statement contain or incorporate by reference statements, estimates or projections, that are not historical in nature and that may constitute “forward-looking statements” as defined under U.S. federal securities laws. These statements, which speak only as of the date given, are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our expectations or projections. These risks include, but are not limited to, the successful integration of the acquisition of IUS, including the challenges inherent in diverting our management’s attention and resources from other strategic matters and from operational matters, the successful rationalization of the IUS business and products, ability to realize anticipated or any synergies or cost-savings from the acquisition, current market conditions for Indus’ and IUS products and services, our ability to achieve growth in our core product offerings and the combined Indus/ IUS offerings, our ability to achieve projected revenues, gross margin, operating results and earnings, market acceptance and the success of Indus’ and IUS products, the success of our product development strategy, our competitive position, the ability to enter into new partnership arrangements and to retain existing partnership arrangements, uncertainty relating to and the management of personnel changes, timely development and introduction of new products, releases and product enhancements, current economic conditions and the timing and extent of a recovery, heightened security and war or terrorist acts in countries of the world that affect our business, and other risks identified from time-to-time in this prospectus and our Commission filings.

SELLING STOCKHOLDERS

The Selling Stockholders

      We financed a portion of the purchase price for our acquisition of IUS through the sale of 6,826,664 shares of our common stock to the Selling Stockholders, pursuant to the terms of the Purchase Agreement dated February 12, 2003 by and among the Selling Stockholders and us. We entered into a Registration Rights Agreement dated February 12, 2003 with the Selling Stockholders pursuant to which we agreed to file a registration statement with the Commission to register the shares held by the Selling Stockholders for resale. The registration statement of which this prospectus is a part was filed with the Commission pursuant to the Registration Rights Agreement.

      The following table sets forth:

•	the name of each of the Selling Stockholders,

•	the number of shares of common stock beneficially owned by each Selling Stockholder prior to this offering and being offered hereby, and

•	the number of shares of common stock beneficially owned by each Selling Stockholder after this offering.

	Shares
	Beneficially		Shares
	Owned Prior		Beneficially
	to the	Shares Being	Owned After
Selling Stockholder	Offering(1)(2)	Offered	the Offering

Leaf Investment Partners LP
Leaf Offshore Investment Fund Ltd.(3)	1,200,000	1,200,000	—
Public Employee Retirement System of Idaho(4)	1,200,000	1,200,000	—
City of Milford Pension & Retirement Fund(4)	370,000	370,000	—
C.E. Unterberg, Towbin Capital Partners I, L.P.(5)	333,333	333,333	—

	Shares
	Beneficially		Shares
	Owned Prior		Beneficially
	to the	Shares Being	Owned After
Selling Stockholder	Offering(1)(2)	Offered	the Offering

Peter A. Wright(6)
P.A.W. Capital Corp(6)
P.A.W. Offshore Fund(6)
P.A.W. Partners, LP(6)	2,650,611	333,333	2,317,278
Thomas I. Unterberg(7)	200,000	200,000	—
Crown Investment Partners, LP(8)	170,000	170,000	—
UT Technology Fund, LTD(9)	155,000	155,000	—
UT Technology Partners I, L.P.(9)	153,700	153,700	—
JR Squared LLC(10)	150,000	150,000	—
Kensington L.P.(11)	133,333	133,333	—
Marjorie & Clarence E. Unterberg Foundation, Inc.(12)	133,333	133,333	—
Valor Holdings, Inc.(13)	133,333	133,333	—
ALZA Corporation Retirement Plan(4)	127,000	127,000	—
Morgan Trust Co. of the Bahamas Ltd.(4)	123,000	123,000	—
Millennium Technology Ventures LLP(14)	100,000	100,000	—
Straus Partners LP(15)	182,810	85,000	97,810
Warburg, Pincus Investors, L.P.(16)(17)(18)	18,166,938	72,666	18,094,272
Stuart Schapiro	70,000	70,000	—
Jerome L. Stern	70,000	70,000	—
Susan Halpern(19)	67,000	67,000	—
Ellen U. Celli	66,667	66,667	—
Thomas I Unterberg, as Trustee for Ellen U. Celli Family Trust(7)	66,667	66,667	—
Emily U. Satloff	66,667	66,667	—
Thomas I. Unterberg, as Trustee for Emily U. Satloff Family Trust(7)	66,667	66,667	—
Ellen U. Celli and Emily U Satloff, as Trustees for T.I. Unterberg Grandchildren’s Trust	66,667	66,667	—
David L. House	66,666	66,666	—
Domenic Mizio(20)	57,000	57,000	—
Straus-Gept Partners LP(15)	115,710	55,000	60,710
Helen Hunt(21)	43,000	43,000	—
Lazar Foundation(22)	43,000	43,000	—
Michael and Joan Glita	40,000	40,000	—
Theeuwes Family Trust(23)	40,000	40,000	—
Murray Capital LLC(24)	40,000	40,000	—
HBL Charitable Unitrust(25)	40,000	40,000	—
Other Selling Stockholders	355,299	355,299	—

Unless noted below, each Selling Stockholder will own less than 1% of the total number of shares of our common stock outstanding after this offering.

(1)	All share ownership and other information contained in this section of the prospectus was provided to us by the Selling Stockholders.

(2)	Assumes that all of the shares held by the Selling Stockholders and being offered hereby are sold, and that the Selling Stockholders acquire no additional shares of common stock prior to completion of this offering.

(3)	S2 Capital LLC is the general partner of each of Leaf Investment Partners LP and Leaf Offshore Investment Fund Ltd. Seymour L. Goldblatt is the managing principal of S2 Capital LLC and exercises sole voting control and dispositive power over these securities.

(4)	Zesiger Capital Group LLC is the investment manager for the Selling Stockholder and consequently has voting control and investment discretion over these securities. The managing members of Zesiger Capital Group LLC are Albert Zesiger, Barrie Zesiger, James Cleary and John Kayola.

(5)	Thomas I. Unterberg and Michelle O’Connor are the Portfolio Managers of C.E. Unterberg, Towbin Capital Partners I, L.P. and Mark G. Hadlock is the Chief Administrator. These persons exercise shared voting control and dispositive power over the securities held by the limited partnership. Selling Stockholder is an affiliate of C.E. Unterberg, Towbin, a registered broker-dealer and the placement agent for the sale of 6,826,664 shares of our common stock to the Selling Stockholders. In connection with that service as placement agent, C.E. Unterberg, Towbin received compensation of $2.1 million in cash. The 333,333 shares beneficially owned and offered by C.E. Unterberg, Towbin Capital Partners I, L.P. are unrelated to the private placement fees of C.E. Unterberg, Towbin.

(6)	Peter A. Wright is the sole shareholder of P.A.W. Capital Corp. and exercises sole voting control and dispositive power over these securities. P.A.W. Capital Corp. is the general partner of P.A.W. Capital Partners, LP. P.A.W. Capital Partners, LP is the general partner of P.A.W. Partners, LP and the manager of P.A.W. Offshore Fund. These entities will beneficially own approximately 4.7% of our outstanding common stock after completion of this offering.

(7)	Mr. Unterberg is the managing partner of C.E. Unterberg, Towbin and exercises sole voting control and dispositive power over these securities. See footnote (5).

(8)	Chris H. Pauli is the managing member and exercises sole voting control and dispositive power over these securities.

(9)	James Weil is the portfolio manager and exercises sole voting control and dispositive power over these securities. See footnote (5).

(10)	Jeffrey Markowitz is the managing member and exercises sole voting control and dispositive power over these securities.

(11)	Richard Keim is the president and exercises sole voting control and dispositive power over these securities.

(12)	Mr. Unterberg is the chairman and exercises sole voting control and dispositive power over these securities.

(13)	Russell Sarachek is the president and exercises sole voting control and dispositive power over these securities.

(14)	Daniel Burstein is the managing member of Millennium Technology Ventures Advisors, LLC, the general partner of Millennium Technology Ventures LLP. Mr. Burstein exercises sole voting control and dispositive power over these securities.

(15)	Melvin Strauss is the general partner and exercises sole voting control and dispositive power over these securities.

(16)	Includes 357,469 shares issuable upon the exercise of currently exercisable warrants held by Warburg, Pincus Investors, L.P. (“WPI”). Warburg Pincus & Co. (“WP”) is the sole general partner of WPI. Warburg Pincus LLC (“WP LLC”) manages WPI. William H. Janeway, director of Indus International, Inc., is a vice chairman of WP LLC and a general partner of WP. As such, Mr. Janeway may be deemed to have an indirect pecuniary interest in an indeterminate portion of the shares beneficially owned by WPI. Messrs. Janeway and Landy each disclaim beneficial ownership of all the shares beneficially owned by WPI. WPI and its affiliates will beneficially own approximately 43% of our outstanding common stock after completion of this offering.

(17)	Robert W. Felton, WPI and Indus entered into a Stock Purchase Agreement dated January 13, 1999. Under this Purchase Agreement, WPI purchased 5,000,000 shares of common stock from Mr. Felton and WPI agreed that with respect to any proposal presented to the Indus stockholders it will exercise its voting right with respect to any shares of capital stock of Indus owned by it such that the votes of WPI and its affiliates are limited to 50% or less of the votes eligible to be cast on such proposal, except that WPI may vote its shares of capital stock in excess of such 50% vote in the same proportions as the other stockholders of Indus vote their shares of capital stock entitled to vote on such proposal.

(18)	Gayle Crowell, one of our directors, serves as an independent strategic consultant to WP and its portfolio companies. Ms. Crowell is not employed by either WP or us.

(19)	Zesiger Capital Group LLC is the investment manager for the Selling Stockholder and consequently has investment discretion over these securities. Susan Halpern retains voting control over these securities.

(20)	Zesiger Capital Group LLC is the investment manager for the Selling Stockholder and consequently has investment discretion over these securities. Domenic Mizio retains voting control over these securities.

(21)	Zesiger Capital Group LLC is the investment manager for the Selling Stockholder and consequently has investment discretion over these securities. Helen Hunt retains voting control over these securities.

(22)	Zesiger Capital Group LLC is the investment manager for the Selling Stockholder and consequently has investment discretion over these securities. The managing director of the Lazar Foundation, which retains voting control over these securities, is William B. Lazar.

(23)	Zesiger Capital Group LLC is the investment manager for the Selling Stockholder and consequently has investment discretion over these securities. Felix Theeuwes and Marie Therese Theeuwes are trustees of the Theeuwes Family Trust and retain voting control over these securities.

(24)	Zesiger Capital Group LLC is the investment manager for the Selling Stockholder and consequently has investment discretion over these securities. James G. Murray, III, is the managing member of Murray Capital, LLC and retains voting control over these securities.

(25)	Zesiger Capital Group LLC is the investment manager for the Selling Stockholder and consequently has investment discretion over these securities. William B. Lazar and Jeanne Morency are trustees of the HBL Charitable Unitrust and retain voting control over these securities.

PLAN OF DISTRIBUTION

      The Selling Stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility (including, without limitation, the Nasdaq National Market and the over the counter market) on which the shares are traded or in private transactions, subject to applicable law. These sales may be public or private at prices prevailing in such market, fixed prices or prices negotiated at the time of sale. The shares may be sold by the Selling Stockholders directly to one or more purchasers, through agents designated from time to time or to or through broker-dealers designated from time to time. In the event the shares are publicly offered through broker-dealers or agents, the Selling Stockholders may enter into agreements with respect thereto. The Selling Stockholders may, subject to applicable law, also use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

      The Selling Stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

      The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the shares of our common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of our common stock from time to time under this Prospectus, or under an amendment to this Prospectus under Rule 424(b)(3), or other applicable provision of the Securities Act, amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus.

      The Selling Stockholders also may transfer the shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus. The Selling Stockholders and the broker-dealers or agents that participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any discounts and any commissions received by such broker-dealers or agents and any profit on the sale of the shares purchased by them and any discounts or commissions might be deemed to be underwriting discounts or commissions under the Securities Act. Any such broker-dealers and agents may engage in transactions with, and perform services for, us. At the time a particular offer of shares is made by the Selling Stockholders, to the extent required, a prospectus will be distributed which will set forth the aggregate number of shares being offered, and the terms of the offering, including the public offering price thereof, the name or names of any broker-dealers or agents, any discounts, commissions and other items constituting compensation from, and the resulting net proceeds to, the Selling Stockholders. Each Selling Stockholder has purchased the shares of our common stock in the ordinary course of its business, and at the time the Selling Stockholder purchased the shares of our common stock, it was not a party to any agreements, plans or understandings, directly or indirectly, with any person to distribute the shares.

      In order to comply with the securities laws of certain states, sales of shares offered hereby to the public in such states may be made only through broker-dealers who are registered or licensed in such states. Sales of shares offered hereby must also be made by the Selling Stockholders in compliance with other applicable state securities laws and regulations. We are required to pay all fees and expenses incident to the registration of the shares, including fees and expenses of one counsel for all Selling Stockholders in an amount not to exceed $25,000; provided, that the Selling Stockholders are required, severally and not jointly, to pay all underwriting fees and discounts, selling commissions, brokerage fees and stock transfer taxes applicable to shares sold by such Selling Stockholders hereby. We have agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

      The Selling Stockholders have represented to us that they have not taken, or presently plan to take, directly or indirectly, any action designed to or which might reasonably be expected to cause, or result in, or which has constituted, under the Securities Exchange Act of 1934, as amended, the stabilization or manipulation of the price of any of our securities to facilitate the sale or resale of the shares offered hereby. In general, Rule 102 under Regulation M prohibits any person connected with a distribution of securities (a “Distribution”) from directly or indirectly bidding for, or purchasing for any account in which he or she has a beneficial interest, any of such securities or any right to purchase such securities, for a period of one business day before and after completion of his or her participation in the Distribution (the “Distribution Period”). During the Distribution Period, Rule 104 under Regulation M prohibits the Selling Stockholders and any other person engaged in the Distribution from engaging in any stabilizing bid or purchasing of our common stock. No such person may effect any stabilizing transaction to facilitate any offering at the market. Inasmuch as the Selling Stockholders will be reoffering or reselling our common stock at the market, Rule 104 prohibits them from effecting any stabilizing transaction in contravention of Rule 104 with respect to our common stock.

LEGAL MATTERS

      Alston & Bird LLP will pass upon the validity of the shares of common stock being offered under this prospectus.

EXPERTS

      The consolidated financial statements of the Company appearing in the Company’s Transition Report (Form 10-K) for the three-month period ended March 31, 2003 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the reporting requirements of the Securities and Exchange Act of 1934 and in accordance with its requirements file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. These reports, proxy statements and other information may be obtained:

•	At the public reference room of the Commission, Room 1024 — Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549;

•	From the Commission, Public Reference Room, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549;

•	At the offices of The Nasdaq Stock Market, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006; or

•	From the Internet site maintained by the Commission at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers, including us, that file electronically with the Commission.

      Some locations may charge prescribed rates or modest fees for copies. For more information on the public reference room, call the Commission at 1-800-SEC-0330.

      We filed with the Commission a registration statement on Form S-3 (which contains this prospectus) under the Securities Act to register with the Commission the shares of our common stock offered by this prospectus. This prospectus does not contain all the information you can find in the registration statement or the exhibits and schedules to the registration statement. For further information with respect to us, and our common stock, please refer to the registration statement, including the exhibits and schedules. You may inspect and copy the registration statement, including the exhibits and schedules, as described above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents filed with the Commission by us (File No. 0-2293) are hereby incorporated by reference into this Prospectus:

(1) our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, as amended;

(2) our Transition Report on Form 10-K for the period ending March 31, 2003;

(3) the description of our Common Stock contained in our Registration Statement on Form S-4 as filed with the Commission on August 7, 1997; and

(4) our Current Reports on Form 8-K dated February 12, 2003, March 5, 2003, April 10, 2003, May 14, 2003 and May 15, 2003.

      Information included by us in Current Reports on Form 8-K under Item 9 thereof is expressly not incorporated by reference herein.

      All documents filed by us with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering registered hereby shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of the filing of such documents.

      Any statement contained herein, in any amendment or supplement hereto or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this registration statement and this prospectus to the extent that a statement contained herein in any amendment or supplement hereto or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement or this prospectus. All information appearing in this prospectus is qualified in its entirety by information and financial statements (including notes thereto) appearing in the documents incorporated by reference herein, except to the extent set forth in the immediately preceding statement.

      We will provide, without charge, to each person to whom a copy of this prospectus is delivered, including any beneficial owner, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that the prospectus incorporates). Requests should be directed to Adam V. Battani, Indus International, Inc., 3301 Windy Ridge Parkway, Atlanta, Georgia 30339.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

Registration fee to Securities and Exchange Commission	$912
Accounting fees and expenses	$5,000
Legal fees and expenses	$10,000
Printing and Engraving	$2,500
Miscellaneous expenses	$1,000

Total	$19,412

      The foregoing items, except for the registration fee to the Securities and Exchange Commission, are estimated.

      The Company has agreed to bear all expenses in connection with the registration of the shares being offered by the Selling Stockholders.

Item 15.	Indemnification of Directors and Officers

      The Company’s Certificate of Incorporation, as amended, limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for unlawful payment of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. The Company’s Bylaws provide that the Company shall indemnify its officers and directors and may indemnify its employees and other agents to the fullest extent permitted by law. The Company’s Bylaws also permit the Company to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the Company would have the power to indemnify him or her against such liability under the Delaware General Corporation Law. The Company currently has secured such insurance on behalf of its officers and directors.

Item 16.	Exhibits and Financial Statement Schedules

      The following exhibits are filed as part of this registration statement:

(a) Exhibits

Exhibit
Number		Description of Exhibits

2.1	—	Purchase Agreement, dated as of February 12, 2003, by and among the Company, SCT Utility Systems, Inc., SCT, SCT Financial Corporation, SCT Property, Inc., SCT International Limited, SCT Technologies (Canada) Inc., SCT Software & Resource Management Corporation and Systems & Computer Technology International B.V. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on February 14, 2003)
2.2	—	Amendment No. 1 to Purchase Agreement, dated as of March 5, 2003, by and among Indus International, Inc., Company, SCT Utility Systems, Inc., SCT, SCT Financial Corporation, SCT Property, Inc., SCT International Limited, SCT Technologies (Canada) Inc., SCT Software & Resource Management Corporation and Systems & Computer Technology International B.V. (incorporated by reference to Exhibit 10.3 to the Form 8-K filed on March 6, 2003)

Exhibit
Number		Description of Exhibits

4.1	—	Registration Rights Agreement entered into among the Registrant, Warburg, Pincus Investors, L.P., Robert W. Felton, Richard W. MacAlmon, John W. Blend, III and John R. Oltman (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-4 (No. 333-33113) filed on August 7, 1997)
4.2	—	Nomination Agreement entered into among the Registrant, Warburg Pincus Investors, L.P. and Robert W. Felton (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form S-4 (No. 333-33113) filed on August 7, 1997)
4.3	—	Registration Rights Agreement for Shares, dated as of February 12, 2003, by and among the Company and each of the Purchasers of the Shares, as listed on the Schedule of Purchasers accompanying the Purchase Agreement (incorporated by reference to Exhibit 10.3 to the Form 8-K filed on February 14, 2003)
4.4	—	Registration Rights Agreement for Conversion Shares, dated as of February 12, 2003, by and among the Company and each of the Purchasers of the Notes, as listed on the Schedule of Purchasers accompanying the Purchase Agreement (incorporated by reference to Exhibit 10.4 to the Form 8-K filed on February 14, 2003)
4.5	—	Form of Convertible Note (incorporated by reference to Exhibit 4.1 to the Form 8-K filed on March 6, 2003)
5.1†	—	Opinion of Alston & Bird LLP
23.1†	—	Consent of Alston & Bird LLP (included in Exhibit 5.1)
23.2	—	Consent of Ernst & Young LLP, Independent Auditors
24.1†	—	Powers of Attorney (included on signature page hereof)

† Previously filed.

(b) Financial Statement Schedules

      Schedules are omitted because they are not required or are not applicable, or the required information is shown in the financial statements or notes thereto.

Item 17.     Undertakings

      (a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this Section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) If the registrant is a foreign private issuer, to file a post-effective amendment to the Registration Statement to include any financial statements required by Rule 3-19 of this chapter at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, the financial statements required pursuant to this paragraph (a)(4) and other information necessary to insure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to Registration Statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or Rule 3-19 of this Chapter if such financial statements and information are contained in periodic reports filed with or furnished with the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed the initial bona fide offering thereof.

      (h) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on July 30, 2003.

INDUS INTERNATIONAL, INC.

By:	/s/ THOMAS R. MADISON, JR.

Thomas R. Madison, Jr.

Chairman of the Board

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ THOMAS R. MADISON, JR. Thomas R. Madison, Jr.	Chairman of the Board and Chief Executive Officer (principal executive officer)	July 30, 2003

/s/ JEFFREY A. BABKA Jeffrey A. Babka	Chief Financial Officer (principal financial and accounting officer)	July 30, 2003

* Gayle A. Crowell	Director	July 30, 2003

* Edward Grzedzinski	Director	July 30, 2003

C. Frederick Lane	Director

* William H. Janeway	Director	July 30, 2003

Douglas S. Massingill	Director

* Thomas E. Timbie	Director	July 30, 2003

*	Jeffrey A. Babka signed on behalf of such person as attorney-in-fact.